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FOR IMMEDIATE RELEASE             Contacts:
----------------------            Hong Kong:               United States:
                                  Jeannie Yan              Joanne Kilkeary
                                  Tel: (852) 2843-8888     Tel: (201) 318-4150
                                  Fax: (852) 2524-8649     Fax: (201) 533-2847

JARDINE FLEMING INDIA FUND, INC. TO COMMENCE A SELF TENDER FOR UP TO 10% OF OUTSTANDING SHARES

NEW YORK, July 26 - The Board of Directors of Jardine Fleming India Fund, Inc. (NYSE: JFI) announced today its plans to commence a tender offer to acquire up to 10% of its outstanding shares of common stock. Purchases in the tender offer will be made at a per share cash purchase price of 95% of net asset value (NAV), as determined on the closing of the tender offer. The tender offer is expected to commence on August 7, 2001 and remain open through September 4, 2001, unless extended.

         On November 10, 2000, the Fund stated its intention to conduct an annual tender offer if, during a specified thirteen-week measurement period, the weekly average discount to NAV exceeded 20%. On April 10, 2001, the Fund announced that the thirteen-week measurement period for 2001 would begin on April 20 and end on July 20. During the measurement period, the Fund's average weekly discount to NAV was 20.89%.

         This action is consistent with the Board's stated commitment to enhance shareholder value. The Fund has taken several other steps to enhance shareholder value. Since February 2000, the Fund has completed a share repurchase program for 10% of its outstanding shares and conducted a tender offer for 30% of its outstanding shares. The Fund's current share repurchase program has been suspended until ten days after the conclusion of this tender offer. Since July 1, 1999, the Fund has implemented two advisory fee reductions, lowering the fee from 1.35% of net assets to 1.15%.

         This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund. The planned tender offer will be made only by the Offer to Purchase and the related Letter of Transmittal. Shareholders should read these documents carefully when they are available because they will contain important information. These and other filed documents will be available to investors free of charge at the website of the U.S. Securities and Exchange Commission. Neither the Offer to Purchase will be made to, nor will tenders pursuant to the Offer to Purchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Purchase would violate that jurisdiction's laws.

         Questions, requests for assistance, requests for copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer documents may be directed to Georgeson Shareholder Communications, Inc., the Information Agent for the tender offer, by calling (212) 440-9800 (collect) or (888) 420-2046 (toll free) between the hours of 8:00 a.m. and 8:00 p.m. New York

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Time, Monday through Friday (except holidays). All documents relating to the tender offer will be available on or about August 7, 2001.

         Jardine Fleming India Fund, Inc., a closed-end investment company, is managed by JF International Management, Inc., an indirect subsidiary of JPMorgan Chase.

                                        2
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FOR IMMEDIATE RELEASE

JARDINE FLEMING INDIA FUND, INC. EXTENDS TENDER OFFER TO SEPTEMBER 5

         The Board of Directors of Jardine Fleming India Fund, Inc. (NYSE: JFI) announced today its plans to extend its tender offer to acquire up to 10% of its outstanding shares of common stock until September 5, 2001. Purchases in the tender offer will be made at a per share cash purchase price of 95% of net asset value (NAV), as determined on the closing of the tender offer. The tender offer commenced on August 7, 2001 and was originally scheduled to remain open through September 4, 2001. The Board is extending the offer by one day in order to comply with certain technical regulations on tender offers.

         As of 5:00 p.m. on August 14, 2001 approximately 100 of the Fund's shares had been deposited with EquiServe Trust Company, N.A., the Depositary for the tender offer.

         This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund. The Fund's tender offer is being made only by the Offer to Purchase and the related Letter of Transmittal. Shareholders should read these documents carefully because they contain important information. These and other filed documents are available to investors free of charge at the website of the U.S. Securities and Exchange Commission. Neither the Offer to Purchase will be made to, nor will tenders pursuant to the Offer to Purchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Purchase would violate that jurisdiction's laws.

         Questions, requests for assistance, requests for copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer documents may be directed to Georgeson Shareholder Communications, Inc., the Information Agent for the tender offer, by calling (212) 440-9800 (collect) or (888) 420-2046 (toll free) between the hours of 8:00 a.m. and 8:00 p.m. New York Time, Monday through Friday (except holidays).

         Jardine Fleming India Fund, Inc., a closed-end investment company, is managed by JF International Management, Inc., an indirect subsidiary of JPMorgan Chase.

Contacts:
Hong Kong:                        United States
Jeannie Yan                       Joanne Kilkeary
Tel: (852) 2843-8888              Tel: (201) 318-4150
Fax: (852) 2524-8649              Fax: (201) 533-2847